HILLSTREAM BIOPHARMA, INC.

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

August 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jenn Do
Daniel Gordon
Abby Adams
Christopher Edwards

Re:	Hillstream BioPharma, Inc.
Amendment No. 1 to Draft Registration Statement
Submitted June 1, 2021
File No. 377-04884

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hillstream BioPharma, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 19, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with this letter, the Company is submitting Amendment No. 2 to the Registration Statement.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise.

RESPONSE:	The Company has checked the Rule 415 box on the outside cover page of the Registration Statement because, pursuant to the Calculation of Registration Fee table, the Company is registering warrants to be issued to the representative of the underwriters in the offering, including shares of common stock underlying such warrants.

2. Please revise to clarify whether you will proceed with the offering in the event you are not approved for listing by the Nasdaq Capital Market. In this regard, we note your disclosure that you intend to apply for listing on Nasdaq, and your disclosure in the last risk factor on page 46 that if your listing is not approved, you will seek to have your stock listed on the OTCQB.

RESPONSE:	The Company has revised the Registration Statement to remove the disclosure that it will seek to have its stock listed on the OTCQB in the event that it is not approved for listing on The Nasdaq Capital Market.

Gatefold, page i

3. Revise the pipeline table on the gatefold and elsewhere in the document to include separate columns for each of the three phases of clinical development, each at least a wide as the other columns in the pipeline. Please also revise the line for HSB-1216 to indicate it is in IND-enabling studies since an IND will not be filed with the FDA until 2022. Clarify when you expect to submit an IND or similar application to the relevant jurisdiction for each product candidate, to the extent known.

RESPONSE:	The Company has revised the pipeline table in the Registration Statement to include separate columns for each of the three phases of clinical development, each at least a wide as the other columns in the pipeline, and revised the line for HSB-1216 to indicate it is in IND-enabling studies. In addition, the Company has clarified when it expects to submit an IND to the FDA for each product candidate.

Prospectus Summary, page 1

4. On page 1, where you state your “goal is to start a clinical study with HSB-1216 in the first half of 2022.” Revise to state when you plan to submit your IND to the FDA, and clarify that your IND may not be accepted, or may not be accepted in your anticipated time frame. Generally, revise the disclosure in your summary to reflect the current status of your product candidates, the dates over which you control, such as the dates you intend to submit INDs, and balance your goals with disclosure that it is unknown whether approval will be granted in the time frame you desire or at all.

RESPONSE:	The Company has revised the Registration Statement to state when it plans to submit an IND to the FDA and to clarify that such IND may not be accepted, or may not be accepted in the Company’s anticipated time frame. In addition, the Company has revised the Registration Statement to reflect the current status of its product candidates and the dates over which it controls, balancing its goals with disclosure that it is unknown whether approval will be granted in the time frame the Company desires, or at all.

5. To the extent you plan to seek FDA approval for your product candidates and target the U.S. market, revise to clarify you are a pre-clinical company. We note the risk factor disclosure on pages 14 and 20 that your two lead product candidates are currently in preclinical development.

RESPONSE:	The Company has revised the Registration Statement to indicate that it is a pre-clinical company.

6. On page 1, you state that “[t]he active drug in HSB-1216 was found to be efficacious in a clinical pilot study in Germany in treatment resistant cancers.” As safety and efficacy determinations are solely within the authority of the Food and Drug Administration and comparable foreign regulators, and they continue to be evaluated throughout all phases of clinical trials, please remove this and any similar statements of effectiveness or safety throughout your prospectus. In the Business section, you may present objective data resulting from your research without including conclusions related to efficacy.

RESPONSE:	The Company has revised the Registration Statement to remove language indicating that the active drug in HSB-1216 was found to be efficacious in a clinical pilot study in Germany in treatment resistant cancers.

7. Where you couple your products with FDA-approved products from other manufacturers, be certain your disclosure makes clear which products you are developing and which you purchase or in-license from other manufacturers. For example, on page 1, you discuss the positive attributes of the “ultra-low dose, next generation anthracycline analogue” which you describe in more detail in the second paragraph on page 2; however, this does not appear to be your product. You also include it in your pipeline without notation. Please also revise your pipeline accordingly.

RESPONSE:	The Company has revised the Registration Statement to make it clear that the Company owns the anthracycline analogue.

Our Team, page 4

8. Please clarify that your management team consists of one person.

RESPONSE:	The Company has revised the Registration Statement to set forth the experience of the Company’s Chief Executive Officer and newly appointed directors.

Risks Associated with Our Business, page 5

9. Please include disclosure that the net proceeds from this offering and your existing cash will not be sufficient to fund your current operations through twelve months from the date of the offering.

RESPONSE:	The net proceeds from the offering and the Company’s existing cash will be sufficient to fund the Company’s current operations through twelve months from the date of the offering, and the Company has revised the risk factor titled “Even if this offering is successful, we will require substantial additional funding. If we are unable to raise capital on favorable terms when needed, we could be forced to curtail, delay or discontinue our research or drug development programs or any future commercialization efforts” in the Registration Statement accordingly.

Our Corporate History, page 6

10. Please disclose the value of the shares of Holdco common stock that were exchanged for HBI common stock and the membership interests in Nanoproteagen and Farrington Therapeutics LLC.

RESPONSE:	The Company has revised the Registration Statement to disclose the value of the shares of Holdco common stock that were exchanged for HBI common stock and the membership interests in Nanoproteagen and Farrington Therapeutics LLC.

Risk Factors

Risks Related to the Discovery and Development of Our Product Candidates, page 14

11. As the Coronavirus pandemic began over one year ago and has spread across the globe, update the risk factor on page 22.

RESPONSE:	The Company has revised the Registration Statement to update the risk factor related to COVID-19.

Risks Related to Our Reliance on Third Parties, page 26

12. We note the disclosure in the risk factor on page 26 that you source some of your required materials from sole source suppliers. Identify your sole source suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. File the contracts with each of those suppliers or explain why you are not substantially dependent upon each. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement to remove the statement that the Company relies on sole source suppliers as there are multiple manufacturers available to the Company with respect to its product candidates.

Risks Related to Commercialization of Our Drug Candidates, page 28

13. Revise the risk factor related to Healthcare Reform in the United States, including the status of litigation regarding the Affordable Care Act.

RESPONSE:	The Company has revised the risk factor related to Healthcare Reform in the United States, including the status of litigation regarding the Affordable Care Act.

Industry and Market Data, page 48

14. Your statements that (i) you have not independently verified information cited or relied upon from third party publications and studies and (ii) no independent source has verified your internal research and results related to market, industry and other data reflected in the prospectus implies an inappropriate disclaimer of responsibility with respect to the third party information and your own research. Revise to clarify you are responsible for all disclosure in the prospectus.

RESPONSE:	The Company has revised the Registration Statement to remove language that the Company has not independently verified data contained in third party publications, studies and surveys and language indicating that the Company’s results and estimates from its internal research have not been verified by independent sources.

Use of Proceeds, page 48

15. Please amend your disclosure to indicate how far the allocations set forth in this section will advance HSB-1216 in pre-clinical and clinical trials and HSB-888 in pre-clinical activities.

RESPONSE:	The Company has revised the Registration Statement to indicate how far the allocations set forth in the Use of Proceeds section will advance HSB-1216 and HSB-888.

Convertible Promissory Notes, page 57

16. Please quantify the amount of common shares that will be issued to convert the convertible promissory notes upon completion of the offering.

RESPONSE:	The Company has revised the Registration Statement to quantify the amount of common shares that will be issued to convert the convertible promissory notes upon completion of the offering.

Business, page 60

17. Throughout the business section, clarify which drugs and product candidates you own, including whether you licensed them from other parties or developed or are developing them. When you refer to studies, be certain it is clear if you are referring to past studies performed by others, or studies in which you participated or were involved in some form.

RESPONSE:	The Company has revised the Registration Statement to clarify that it owns HSB-1216, HSB-888, HSB-510, HSB-114 and HSB-1218. The Company has also revised the Registration Statement to specify which studies were conducted by third parties and which studies were conducted by the Company.

18. Increase the font size in your graphics so they are readable. Revise the graphs throughout the business section so that each has sufficient captions to provide meaningful explanation or to reference the graphics from the related disclosure. Revises to fully label all graphics, for example, to identify if they were mouse models.

RESPONSE:	The Company has revised the font size and captions of its graphics throughout the Registration Statement.

19. On pages 63 and 65, clarify what you mean by “We anticipate leveraging the human data available in China and Japan to obtain an IND approval in 2022 and top-line clinical data in 2023.”

RESPONSE:	The Company has revised the Registration Statement to clarify that it intends to use the human data available in China and Japan as well as data from its own pre-clinical studies to submit an IND to the FDA.

Clinical Data with HSB-1216’s Active Drug, page 67

20. You have disclosed the results experienced by two participants out of an unknown number in the German pilot study. Revise your disclosure to provide the total number of participants, dosing data, all serious adverse events and the results for all study participants, or delete this disclosure.

RESPONSE:	The Company has revised the Registration Statement to provide the total number of participants, dosing data, all serious adverse events and the results for two of the seven study participants as that was the only data published.

Intellectual Property, page 80

21. Please revise your intellectual property disclosure to clearly describe, on an individual or patent family basis, the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents out-licensed to third parties. In this regard it may be useful to provide tabular disclosure.

RESPONSE:	The Company has revised the Registration Statement to describe the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent and to indicate that the Company owns all of the patents and does not currently out-license any of its patents to third parties.

Scientific Advisory Board, page 88

22. Please explain the role of your scientific advisory board and clarify, here or in the appropriate section of your filing, how members are compensated.

RESPONSE:	The Company has revised the Registration Statement to explain the role of its Scientific Advisory Board and to clarify how members of such board are compensated.

Executive and Director Compensation, page 90

23. We note the table of outstanding equity awards as of December 31, 2020 on page 91. Please revise to disclose the grant date of each grant of stock options. Refer to SEC Release No. 33-8732A.

RESPONSE:	The Company has revised the Registration Statement to disclose the grant date of each grant of stock options.

Certain Relationships and Related Person Transactions, page 95

24. Revise to identify the “related party Noteholder” referenced with respect to the September 27, 2020 notes and identify the basis on which they are a related party. Refer to Item 404(a)(1) of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement to indicate that the notes were issued to the Company’s Chief Executive Officer.

General

25. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:	The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Sincerely,

Hillstream BioPharma, Inc.

/s/ Randy Milby
By:	Randy Milby
Title:	Chief Executive Officer